SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number      0-14714

NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K   [X] Form 11-K  [  ] Form 20-F
             	[  ]  Form 10-Q		[  ] Form N-SAR

For Period Ended:  	December 31, 1996 for the Astec Industries, Inc.
                    401(k) Retirement Plan

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I.	Registrant Information

Full name of registrant:    Astec Industries, Inc.

Former name if applicable

Address of principal executive office
(Street and number)               	4101 Jerome Avenue
City, State and Zip Code     	Chattanooga, Tennessee  37407

Part II.	Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]	(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)  The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]	(c)  The accountant's statement or other exhibit required by Rule
            12(b)-25(c) has been attached if applicable.

Part III.     Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


	The audit of the plan's financial statements is not yet complete due to discrepancies between the participant account balances and the bank statements obtained from the trustee. Additional information has been received by the Company and the Company is in the process of reconciling such discrepancies.


Part IV.	Other Information

	(1) Name and telephone number of person to contact in regard to this notification

Richard W. Bethea, Jr., Esq.,
Vice President and Corporate Counsel
(Name)

  423                   867-4210
 (Area code)       (Telephone number)

	(2)  Have all other periodic reports required under Section 13 or 15(d) of the
 Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
 [X]  Yes  [   ]  No

	(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [    ]  Yes  [X]  No

	If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Astec Industries, Inc.
 (Name of registrant as specified in charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   June 30, 1997

By: /s/ Richard W. Bethea, Jr.
				Richard W. Bethea, Jr., Esq.
				Vice President and Corporate Counsel